[BAKER BOTTS L.L.P. LETTERHEAD]
January 25, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of Mariner Energy, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant regarding Amendment No. 2 to the Registrant’s Form S-1 (File No. 333-124858) filed on January 25, 2006.
Please telephone collect Kelly Rose (713.229.1796) or the undersigned (713.229.1648) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ M. BREEN HAIRE
M. Breen Haire

Enclosures

cc:	Mr. Scott D. Josey Mariner Energy, Inc.

MEMORANDUM

TO:	H. Roger Schwall Division of Corporation Finance Securities and Exchange Commission

FROM:	Mariner Energy, Inc.

DATE:	January 25, 2006

RE:	Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-124858)
     We have filed Amendment No. 2 to the registration statement on Form S-1 referred to above. As previously discussed with the staff, we have revised the registration statement to conform to the disclosure contained in our Registration Statement on Form S-4 (Registration No. 333-129096), which is currently being reviewed by the staff. We believe that, where disclosure contained in the S-4 registration statement has been incorporated into the S-1 registration statement, the disclosure has been incorporated consistent with the staff’s past comments on the S-4.
     To facilitate your review, we are providing you with copies of the S-1 registration statement marked to show changes relative to (i) Amendment No. 1 to the S-1 registration statement, as filed with the Commission on July 26, 2005, and (ii) Amendment No. 2 to the S-4 registration statement, as filed on the date hereof.
     We respectfully request that the staff review our revised registration statement at its earliest convenience. Please advise us of any comments as soon as possible.

     Mariner Energy, Inc. hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

cc:	Ms. Jill Davis Mr. Kevin Stertzel Mr. Ronald Winfrey Mr. Jason Wynn